UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cogent Communications Group, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19239V104

(CUSIP Number)

Steven D. Brooks
BCP Capital, L.P.
One Maritime Plaza, Suite #2525
San Francisco, CA  94111
(415) 434-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Anthony J. Richmond, Esq.

Latham & Watkins LLP

135 Commonwealth Drive

Menlo Park, CA  94025

(650) 328-4600

February 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCP Capital, L.P. (formerly Broadview Capital Partners L.P.) 94-3324390

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,180,800

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 5,180,800

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,180,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.799%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCP Capital QPF, L.P. (formerly Broadview Capital Partners Qualified Purchaser Fund L.P.) 94-3324391

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,588,568

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 37,588,568

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,588,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 5.80%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCP Affiliates Fund LLC (formerly Broadview Capital Partners Affiliates Fund LLC) 94-3346440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 560,094

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 560,094

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 560,094

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.086%*

14.	Type of Reporting Person (See Instructions) OO-LLC

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Broadview BCPSBS Fund L.P. 22-3798514

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,184

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 1,184

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,184

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.000%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCP General LLC (formerly Broadview Capital Partners Management LLC) 94-3324392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 42,769,368

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 42,769,368

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,769,368

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.601%*

14.	Type of Reporting Person (See Instructions) OO-LLC

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BCI Holdings L.P. 22-3723664

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 42,769,368

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 42,769,368

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,769,368

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.601%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BV Holdings LLP (formerly Broadview Holdings LLP) 22-274779

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 42,769,368

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 42,769,368

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,769,368

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.601%*

14.	Type of Reporting Person (See Instructions) PN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven D. Brooks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 43,330,646

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 43,330,646

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,330,646

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.687%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen J. Bachmann

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 43,330,646

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 43,330,646

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,330,646

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.687%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul F. Deninger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 43,330,646

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 43,330,646

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,330,646

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 6.687%*

14.	Type of Reporting Person (See Instructions) IN

* please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Cogent Communications Group, Inc., a Delaware corporation (the “Company”).  This Amendment No. 2 to Schedule 13D is being filed on behalf of BCP Capital L.P., BCP Capital QPF, L.P., BCP Affiliates Fund LLC, Broadview BCPSBS Fund L.P., BCP General LLC, BCI Holdings L.P., BV Holdings LLP, Steven D. Brooks, Stephen J. Bachmann and Paul F. Deninger (collectively, the “Reporting Persons”), and amends and supplements the Schedule 13D filed with the Commission by the Reporting Persons on August 11, 2003, as amended by the Amendment No. 1 to Statement on Schedule 13D filed with the Commission by the Reporting Persons on April 21, 2004. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given to such terms in the Schedule 13D.

Item 1.	Security and Issuer
Item 2.	Identity and Background
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented by the addition of the following paragraphs:

On January 27, 2005, the Company, BCP Capital L.P., BCP Capital QPF, L.P., BCP Affiliates Fund LLC and certain other stockholders of the Company agreed in principle to convert their shares of the Company’s Series F Participating Convertible Preferred Stock, par value $.001 per share (the “Series F Preferred Stock”), Series G Participating Convertible Preferred Stock, par value $.001 per share (the “Series G Preferred Stock”), Series H Participating Convertible Preferred Stock, par value $.001 per share (the “Series H Preferred Stock”), Series I Participating Convertible Preferred Stock, par value $.001 per share (the “Series I Preferred Stock”), Series J Participating Convertible Preferred Stock, par value $.001 per share (the “Series J Preferred Stock”), Series K Participating Convertible Preferred Stock, par value $.001 per share (the “Series K Preferred Stock”), Series L Participating Convertible Preferred Stock, par value $.001 per share (the “Series L Preferred Stock”) and Series M Participating Convertible Preferred Stock, par value $.001 per share (the “Series M Preferred Stock”) and together with the Series F Preferred Stock, the Series G Preferred Stock, the Series I Preferred Stock, the Series J Preferred Stock, the Series K Preferred Stock, and the Series L Preferred Stock, collectively, the “Preferred Stock”) into shares of Common Stock, in accordance with the terms of the respective Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions for such series of Preferred Stock.

On February 9, 2005, BCP Capital L.P., BCP Capital QPF, L.P. and BCP Affiliates Fund LLC entered into a conversion and lock-up letter agreement with the Company and certain other investors (the “Conversion Agreement”), listed as Exhibit E hereto, pursuant to such holders of Preferred Stock agreed to, among other things, to convert all shares of Preferred Stock into shares of Common Stock and a 180-day lock-up period (with certain exceptions and limitations) with respect to the shares of Common Stock held by them.

On February 15, 2005, the Conversion Agreement was consummated.  Pursuant to the terms of the Conversion Agreement, (i) BCP Capital L.P. converted its 657 shares of Series G Preferred Stock into 3,844,010 shares of Common Stock, 19 shares of Series I Preferred Stock into 117,792 shares of Common Stock, 24 shares of Series J Preferred Stock into 743,955 shares of Common Stock, and 12 shares of Series M Preferred Stock into 371,978 shares of Common Stock; (ii) BCP Capital QPF, L.P. converted its 4,751 shares of Series G Preferred Stock into 27,797,405 shares of Common Stock, 139 shares of Series I Preferred Stock into 861,748 shares of Common Stock, 176 shares of Series J Preferred Stock into 5,455,672 shares of Common Stock, and 88 shares of Series M Preferred Stock into 2,727,836 shares of Common Stock, and (iii) BCP Affiliates Fund LLC converted its 92 shares of Series G Preferred Stock into 541,254 shares of Common Stock.

Item 4.	Purpose of Transaction
The last seven paragraphs contained in Item 4 are hereby deleted and replaced by the following:

Stockholders Agreement - Board Representation.  In connection with the conversion of the Preferred Stock into Common Stock, BCP Capital L.P., BCP Capital QPF, L.P. and BCP Affiliates Fund LLC entered into a Sixth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”), dated as of February 9, 2005, by and among the Company and certain stockholders of the Company, listed as Exhibit C hereto.  Pursuant to the terms of Stockholders Agreement, certain investors are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that are a party to the Stockholders Agreement agree to vote his or its shares of Common Stock to elect such persons to the Board of Directors of the Company.  BCP Capital L.P. (and certain of its affiliates) is entitled to nominate one member to the Board of Directors of the Company and such designee on the Board of Directors is currently Steven Brooks.

Stockholders Agreement – Right of First Offer With Respect to Additional Issuances of Securities by the Company.  Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of Common Stock as set forth in the Stockholders Agreement.  As of the date hereof, BCP Capital L.P. (and its affiliated funds) is entitled to such right to first offer.

Stockholders Agreement – Right of First Refusal and Right of Participation With Respect to Stock Held by David Schaeffer.  Pursuant to the terms of the Stockholders Agreement, the stockholders who are a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

Registration Rights Agreement - Registration of Shares of Common Stock for Resale. BCP Capital L.P., BCP Capital QPF, L.P. and BCP Affiliates Fund LLC entered into a Seventh Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) with the Company and certain other investors, dated as of October 26, 2004, listed as Exhibit D hereto. Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) July 31, 2006 and (ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock (or otherwise distributed in respect of the Series F Preferred Stock, Series G Preferred Stock, Series I Preferred Stock, Series J Preferred Stock, Series K Preferred Stock, Series L Preferred Stock and Series M Preferred Stock).

The foregoing summary of the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Stockholders Agreement and the Registration Rights Agreement, listed as Exhibits C and D hereto, respectively, and incorporated herein by reference.

Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary  corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)          The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 16,549,748 shares of Common Stock outstanding as of December 31, 2004, plus 631,390,999 shares of Common Stock issuable as a result of the consummation of the Conversion Agreement as reported in the Company’s S-1 Registration statement filed with the Commission on February 14, 2005.

Amounts shown as beneficially owned by each BCP General LLC, BCI Holdings L.P., BV Holdings LLP include (i) 37,588,568 shares of Common Stock directly owned by BCP Capital QPF, L.P. and (ii) 560,094 shares of Common Stock directly owned by BCP Affiliates Fund LLC.

Amounts shown as beneficially owned by each of Steven D. Brooks, Stephen J. Bachmann and  Paul F. Deninger include (i) 37,588,568 shares of Common Stock directly owned by BCP Capital QPF, L.P., (ii) 5,180,800 shares of Common Stock directly owned by BCP Capital, L.P., (iii) 560,094 shares of Common Stock directly owned by BCP Affiliates Fund, LLC and (iv) 1,184 shares of Common Stock directly owned by Broadview BCPSBS Fund L.P.

By virtue of their potential status as a “group” with the stockholders of the Company that are parties to the Stockholders Agreement (which stockholders are set forth in Item 6 below) due to the voting agreement with respect to the appointment of directors set forth in the Stockholders Agreement, for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by such stockholders.  Except to the extent explicitly set forth herein, neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.
(c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)           Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety as follows:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

The Purchase Agreement was entered into as of June 26, 2003. Certain terms and conditions of the Purchase Agreement and the Certificate of Designation are described in Items 3 - 5 above.

The Stockholders Agreement was entered into as of February 9, 2005  by the Company, BNP Europe Telecom & Media Fund II, LP, Natio Vie Developpement 3, FCPR, Oak Investment Partners IX, Oak IX Affiliates Fund, Oak Investment Partners Affiliates Fund – A, Jerusalem Venture Partners III, L.P., Jerusalem Venture Partners III (Israel), L.P., Jerusalem Venture Partners Entrepreneurs Fund III, L.P., Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV (Israel), L.P., Jerusalem Venture Partners IV – A, L.P., Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., Worldview Technology Partners III, L.P., Worldview Technology International III, L.P., Worldview Strategic Partners III, L.P., Worldview III Carrier Fund, L.P., Worldview Technology Partners IV, L.P., Worldview Technology International IV, L.P., Worldview Strategic Partners IV, L.P., Broadview Capital Partners L.P., Broadview Capital Partners Qualified Purchaser Fund L.P., Boulder Ventures IV, L.P., Boulder Ventures IV (Annex), L.P., NAS Partners I L.L.C., Nassau Capital Partners IV, L.P., David Schaeffer and certain other stockholders party thereto.  Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

The Registration Rights Agreement was entered into as of October 26, 2004. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.
Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated in its entirety as follows:
Exhibit A	Agreement of Reporting Persons, dated March 15, 2005, among the Reporting Persons.
Exhibit B	Power of Attorney dated August 8, 2003 (previously filed with the Commission on August 11, 2003).
Exhibit C	Sixth Amended and Restated Stockholders Agreement, dated as of February 9, 2005, by and among the Company and the stockholders named therein (filed as Exhibit 10.02 to the Company’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference).
Exhibit D

Seventh Amended and Restated Registration Rights Agreement, dated as of August 12, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the Company’s Form S-1 Registration Statement filed with the Commission on February 14, 2005, and incorporated herein by reference).

Exhibit E

Conversion and Lock-up Letter Agreement, dated as of February 9, 2005, among and between the Company and certain of its preferred stockholders (filed as Exhibit 10.01 to the Company’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2005

Entities:

BCP Capital L.P.

By:	BCP General LLC
Its:	General Partner

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCP Capital QPF, L.P.

By:	BCP General LLC
Its:	General Partner

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCP Affiliates Fund LLC

By:	Broadview Capital LLC
Its:	Manager

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

Broadview BCPSBS Fund L.P.

By:	Broadview BCPSBS Fund LLC
Its:	Manager

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCP General LLC

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCI Holdings, L.P.

By:	BV Holdings LLP
Its:	General Partner

By:	/s/ Steven D. Brooks
Steven D. Brooks
Attorney-in-Fact

BV Holdings LLP

By:	/s/ Steven D. Brooks
Steven D. Brooks
Attorney-in-Fact

Individuals:

Steven D. Brooks

Stephen J. Bachmann

Paul F. Deninger

	By:	/s/ Steven D. Brooks

Steven D. Brooks,

Attorney-in-Fact for the

above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons, dated March 15, 2005, among the Reporting Persons.

EXHIBIT B	Power of Attorney dated August 8, 2003 (previously filed with the Commission on August 11, 2003).

EXHIBIT C

Sixth Amended and Restated Stockholders Agreement, dated as of February 9, 2005, by and among the Company and the stockholders named therein (filed as Exhibit 10.02 to the Company’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference).

EXHIBIT D

Seventh Amended and Restated Registration Rights Agreement, dated as of August 12, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the Company’s Form S-1 Registration Statement filed with the Commission on February 14, 2005, and incorporated herein by reference)..

EXHIBIT E

Conversion and Lock-up Letter Agreement, dated as of February 9, 2005, among and between the Company and certain of its preferred stockholders (filed as Exhibit 10.01 to the Company’s Form 8-K filed with the Commission on February 15, 2005, and incorporated herein by reference).

Exhibit A

Agreement of Reporting Persons

Each of the undersigned hereby agrees that the statement on Amendment No. 2 to Schedule 13D filed on the date hereof with respect to the shares of Cogent Communications has been filed on behalf of the undersigned.

Signature

Dated: March 15, 2005

BCP Capital L.P.
By:	BCP General LLC
Its:	General Partner

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCP Capital QPF, L.P.
By:	BCP General LLC
Its:	General Partner

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCP Affiliates Fund LLC
By:	Broadview Capital LLC
Its:	Manager

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

Broadview BCPSBS Fund L.P.
By:	Broadview BCPSBS Fund LLC
Its:	Manager

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCP General LLC

By:	/s/ Steven D. Brooks
Steven D. Brooks
Managing Director

BCI Holdings, L.P.
By:	BV Holdings LLP
Its:	General Partner

By:	/s/ Steven D. Brooks
Steven D. Brooks
Attorney-in-Fact

BV Holdings LLP

By:	/s/ Steven D. Brooks
Steven D. Brooks
Attorney-in-Fact

Individuals:

Steven D. Brooks
Stephen J. Bachmann
Paul F. Deninger

	By:	/s/ Steven D. Brooks
Steven D. Brooks,
Attorney-in-Fact for the
above-listed individuals